UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WebEx Communications, Inc.

(Name of Subject Company)

WebEx Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94767L 10 9

(CUSIP Number of Class of Securities)

Subrah S. Iyar

Chairman and Chief Executive Officer

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA 95054

(408) 435-7000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies to:

Jorge A. del Calvo, Esq.

Allison Leopold Tilley, Esq.

Justin D. Hovey, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 27, 2007 and as amended on March 29, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by WebEx Communications, Inc., a Delaware corporation (“WebEx” or the “Company”). The Schedule 14D-9 relates to a tender offer by Wonder Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Cisco Systems, Inc., a California corporation (“Cisco”), disclosed in a Tender Offer Statement on Schedule TO, dated March 27, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company, at a purchase price of $57.00 per share, net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2007 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). The Schedule TO was filed with the Securities and Exchange Commission on March 27, 2007.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

The subsection entitled “Antitrust” in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“On April 6, 2007, the waiting period under the HSR Act applicable to the Offer was terminated. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. Cisco announced the expiration of the waiting period under the HSR Act on April 9, 2007.

A copy of the press release announcing the expiration of the waiting period under the HSR Act is filed as Exhibit (a)(5)(ii) and is incorporated herein by reference.

The Company is working with Cisco to make additional filings in other jurisdictions.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(ii)	Press Release issued by Cisco Systems, Inc. on April 9, 2007 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO-T/A filed by Cisco Systems, Inc. on April 9, 2007).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEBEX COMMUNICATIONS, INC.

Date: April 9, 2007	/S/ SUBRAH S. IYAR
Subrah S. Iyar
Chairman and Chief Executive Officer

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